FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of  February, 2004
                                         ---------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

              2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
              ----------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                       ---            ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes      No  X
                                       ---     ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


     Attached as Exhibit 1 is a copy of the Company's Condensed General Purpose Financial Statements for the half-year period ended December 31, 2003, Appendix 4D Final Report for the half year ended December 31, 2003 and Auditor's Independent review report to members of Progen Industries Limited.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Progen Industries Limited

Date:   February 29, 2004         By:  /s/ Milton McColl
       ------------                    --------------------------------
                                       Milton McColl, Company Secretary


                                           EXHIBIT INDEX

Exhibit Number                                     Description
--------------                                     -----------
Exhibit 1       Copy of the Company's Condensed General Purpose Financial Statements for the half-
                year period ended December 31, 2003, Appendix 4D Final Report for the half year ended December 31, 2003 and Auditor's Independent review report to members of
                Progen Industries Limited